[redacted]

06011579

SUPPL 82-4421

RECEIVED

2006 MAR 13 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EASTMAIN

PROCESSED

MAR 14 2006

THOMSON FINANCIAL

NEWS RELEASE

EASTMAIN EARNS 100% INTEREST IN RUBY HILL PROPERTIES

TSX Symbol: ER February 22, 2006

Eastmain Resources Inc. (ER:TSX) announced that it has earned 100% interest in two gold properties located within the Upper Eastmain River greenstone belt of James Bay, Québec from Ruby Hill Exploration Inc. These properties cover 10,600 hectares of prospective geology similar to the key mine horizon west of Campbell Resources Inc.'s Eastmain Gold Mine. This key horizon is also comparable to rocks hosting significant gold and nickel-copper deposits in the Kalgoorlie and Kambalda regions of Western Australia.

Eastmain earned 100% interest in the properties by making a $10,000 cash payment and issuing 150,000 common shares of the Corporation to Ruby Hill. The original Ruby Hill syndicate members will hold a 2.5% Net Smelter Return Royalty, subject to a buy-out of 1.5% for $1.5 Million.

The Ruby Hill property consists of 204 claim units covering 106 km^2 in two claim blocks. The combined land holdings cover a 30-kilometre length of the key mine horizon. Geotech Ltd. of Aurora, Ontario was contracted to fly a total of 3,461 line-kilometres of VTEM airborne geophysical surveys on the Ruby Hill claim blocks and the adjacent Eastmain Mine property. Eastmain and Campbell have agreed that ground underlying geophysical targets detected between Campbell's original mine property and Eastmain's East claim block will be owned 50/50.

Three distinct gold-silver-copper-bearing zones (A, B and C) were delineated in the 1980's when Placer Development (now Placer Dome Inc.) drill-tested airborne geophysical conductors on the Eastmain Mine property. The recent VTEM surveys clearly delineate these zones as well as a number of similar and highly prospective anomalies on the Ruby Hill claim blocks.

At the Eastmain Mine, gold mineralization occurs within a siliceous, sulphide-bearing unit associated with komatiite. This very distinctive geologic marker horizon has been traced onto Ruby Hill claims and is key to the mine series rocks. Komatiite rocks are closely associated with gold mineralization in several major mining camps in Canada and Australia.

A $500,000 exploration program has been approved in order to evaluate the Ruby Hill properties. Geochemical and geological surveys to determine priority diamond drilling targets will be completed in 2006.

Eastmain is one of the most active mining exploration companies in Northern Québec. The Company's primary focus is gold exploration within an emerging mining district in the Eastmain/Opinaca region of James Bay. With approximately 61 million shares issued and outstanding, Eastmain has working capital of C$7 million and is debt free. Approximately 48% of the Company is held by over 20 different financial institutions.

See website for Ruby Hill Project Location Map.

For further information please contact: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager

Phone : (519) 940-4870 • Fax (519) 940-4871 • e-mail: robinson@eastmain.com • Website: www.eastmain.com

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